JOINT PRESS RELEASE

Western Goldfields Shareholders Approve Business Combination with New Gold

Vancouver and Toronto, May 14, 2009 – New Gold Inc. (TSX and NYSE Amex: NGD) ("New Gold") and Western Goldfields Inc. (TSX: WGI and NYSE Amex: WGW) ("Western Goldfields") are pleased to announce that Western Goldfields shareholders have voted in favour of the previously announced business combination between Western Goldfields and New Gold (the "Transaction") at a special meeting of Western Goldfields shareholders held today in Toronto. The Transaction was approved by 84.2% of the votes cast representing 59.4% of Western Goldfields’ outstanding shares. Yesterday, the Transaction was also approved at a special meeting of New Gold shareholders.

"We are extremely excited by the outcome of yesterday’s and today’s shareholder votes and the fact that our shareholders, collectively, so strongly support this transaction," said Randall Oliphant, Chairman of Western Goldfields. "The integration process between the companies is already well underway and we can’t wait to utilize the strength of the combined board and management together with our larger platform as an intermediate producer to continue growing the value of this company."

"As a combined company we will have three producing assets, a very exciting, fully funded development project in New Afton and a strategic interest in El Morro, all of which are located in mining friendly jurisdictions," added Robert Gallagher, President and Chief Executive Officer of New Gold. "We believe this collection of assets, with growing production and cash flow, is a great base from which to continue pursuing our vision of becoming a million ounce gold producer."

The completion of the Transaction remains subject to a final hearing by the Ontario Superior Court of Justice (Commercial List) currently expected to take place on May 27, 2009, with closing of the Transaction expected to occur on or about June 1, 2009. The Transaction is structured as a Plan of Arrangement under the Business Corporations Act (Ontario).

Upon completion of the transaction, the combined company is expected to produce between 330,000 and 360,000 ounces of gold in 2009, growing to over 400,000 ounces in 2012, and will have significant reserves and resources with a strong portfolio of mining, development and exploration assets in mining friendly jurisdictions.

About New Gold

New Gold is an intermediate gold mining company with two operating assets; the Cerro San Pedro Mine in Mexico and the Peak Mines in Australia. In addition the company has development projects in Canada and Chile. For further information on New Gold, please visit www.newgold.com.

About Western Goldfields

Western Goldfields is a gold production and exploration company with a focus on precious metal mining opportunities in North America. The Mesquite Mine, currently Western Goldfields’ sole asset, was brought into production in January 2008. For further information on Western Goldfields, please visit www.westerngoldfields.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release, including any information relating to the proposed transaction and New Gold or Western Goldfields future financial or operating performance may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold or Western Goldfields expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold or Western Goldfields' ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold or Western Goldfields' actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Assumptions upon which such forward looking statements are based on include that New Gold and Western Goldfields will be able to satisfy the conditions in the Business Combination Agreement, that the due diligence investigations of each party will not identify any materially adverse facts or circumstances, that all third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of New Gold and Western Goldfields and there is no assurance they will prove to be correct. Such factors include, without limitation: capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold and Western Goldfields currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold and Western Goldfields does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as "Risks and Uncertainties" included in the Annual Information Form/10-K and MD&A for each of New Gold and Western Goldfields available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold and Western Goldfields expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:
For New Gold	For Western Goldfields
Mélanie Hennessey	Hannes Portmann
Vice President Investor Relations	Director, Corporate Development and Investor
Direct: +1 (604) 639-0022	Relations
Toll-free: +1 (888) 315-9715	Direct: +1 (416)-324-6014
Email: info@newgold.com	Email: hportmann@westerngoldfields.com